UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASGI MESIROW INSIGHT FUND, LLC
(Name of Subject Company (Issuer))

ASGI MESIROW INSIGHT FUND, LLC
 (Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

MICHAEL ROMAN
200 BERKELEY STREET, 20TH FLOOR, MAC J9201-207
BOSTON, MA 02116
(617) 210-3234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
GEORGE J. ZORNADA
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111
(617) 261-3231

SEPTEMBER 24, 2012
 (Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$39,340,606(a)	Amount of Filing Fee:	$4,508.43(b)

(a)           Calculated as the aggregate maximum value of Shares being purchased.

(b)           Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

ASGI Mesirow Insight Fund, LLC (the “Fund”) is offering to repurchase shares of limited liability company interest (“Shares”) in the Fund (the “Offer”) in an amount up to $39,340,606  of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value calculated as of the Valuation Date (as defined below).  Members that desire to tender Shares for repurchase must do so by 12:00 midnight, Eastern Time on October 22, 2012 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of managers (the “Board of Managers”).  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Shares for repurchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Shares will be calculated for this purpose as of December 31, 2012, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer, but is not required to do so.  The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the period ending March 31, 2013, which the Fund expects will be completed within 60 days after March 31, 2013, and that net asset value will be used to determine the final amount paid for tendered Shares.

A Member may tender all or a portion of its Shares.  If a Member tenders Shares and the Fund repurchases those Shares, the Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Shares accepted for repurchase.  The Member will receive payment of the repurchase price approximately, but no earlier than, thirty-five (35) days after the Valuation date.  Proceeds will be wire-transferred directly to an account designated by the Member.  The payment will be transmitted to the Member by BNY Mellon Investment Servicing (US) Inc. (referred to herein as “BNY Mellon” or the “Administrator”) on the Member’s behalf.

A Member who tenders for repurchase only a portion of the Member’s Shares is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member’s Shares and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Shares to be repurchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Shares.

Partial tenders of Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

If the Fund accepts the tender of the Member’s Shares, the Fund will make payment for Shares it repurchases in the form of cash distributions equal to the value of the Shares repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

Members that desire to tender Shares for repurchase must do so by 12:00 midnight, Eastern Time, on October 22, 2012 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of Shares on or prior to November 20, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after November 20, 2012.  A Member may request a form of withdrawal notice by contacting the Fund, the contact information for which can be found in Item 2 below.

If a Member would like the Fund to repurchase all or a portion of its Shares, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to ASGI Mesirow Insight Fund, LLC, c/o Alternative Strategies Group, Inc. (the “Investment Adviser”) at P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on October 22, 2012.  Shares being tendered by Members pursuant to a repurchase offer will need to be tendered by Members at least sixty-five (65) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Member who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed transaction confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial tender confirmation within five (5) business days, please contact the Investment Adviser at 866-440-7460 to obtain information about the status of your tender request.

The value of the Shares may change between the most recent time net asset value was calculated and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined.  Members desiring to obtain the estimated net asset value of their Shares, which the Fund’s administrator  will calculate from time to time based on, among other things the information received from the portfolio managers of the investment funds in which the Fund invests (the “Investment Funds”), may contact the Support Desk of Alternative Strategies Group, Inc. (the “Investment Adviser”) at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire at 12:00 midnight, Eastern Time, on October 22, 2012, a Member that tenders all of its Shares will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member’s Shares is calculated, notwithstanding the Fund’s acceptance of the Member’s Shares for repurchase.

ITEM 2.	ISSUER INFORMATION.

(a)         The name of the issuer is “ASGI Mesirow Insight Fund, LLC.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company.  The principal executive office of the Fund is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and its telephone number is (866) 440-7460.

(b)         The title of the securities that are the subject of the Offer is shares of limited liability company interest or portions thereof in the Fund. As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the shares of limited liability company interest in the Fund and portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Members of the Fund pursuant to the Offer.  As of the close of business on September 1, 2012, the Fund had approximately $6,420,653 and $164,806,333 of outstanding capital held in Class A Shares and Class I Shares, respectively.  On the terms and subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $39,340,606 of the net assets of the Fund that are tendered by, and not withdrawn by, Members as described above in Item 1.

(c)         There is no established trading market for the Shares, and any transfer of Shares is limited by the terms of the Fund’s Amended and Restated Limited Liability Company Agreement, dated as of April 1, 2012 (as it may be further amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)         The name of the filing person (i.e., the Fund and the subject company) is “ASGI Mesirow Insight Fund, LLC.”  The Fund’s principal executive office is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The Investment Adviser of the Fund is Alternative Strategies Group, Inc.  The principal executive office of the Investment Adviser is located at 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202.  The Board of Managers consists of Adam I. Taback, Dennis G. Schmal, James Dean, James Dunn, Stephen Golding, James Hille and Jonathan Hook.  Their address is c/o Alternative Strategies Group, Inc. at 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)               On the terms and subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $39,340,606 of the net assets of the Fund that are tendered by

Members by 12:00 midnight, Eastern Time, on October 22, 2012 (or, if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)             The value of the Shares tendered to the Fund for repurchase will be the net asset value as of December 31, 2012, or, if the Offer is extended (see Item 4(a)(1)(v) below), as of any later Valuation Date.

●
The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date.  Payments in connection with tenders generally will be made approximately, but no earlier than, thirty-five (35) days after the Valuation Date.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value.  The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.  This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.  (It is expected that the Fund’s annual audit will be completed within 60 days after March 31, 2013.)  The Board may, however, pay a portion of the repurchase price in securities having a value, determined as of the applicable Valuation Date, equal to the fair market value of such securities.

●
When Shares are repurchased by the Fund, Members will generally receive cash distributions equal to the value of the Shares repurchased. However, in the sole discretion of the Fund, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

A Member who tenders for repurchase only a portion of the Member's Shares is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Shares and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Shares to be repurchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Shares.

(iii)             The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on October 22, 2012, unless the Offer is extended (see Item 4(a)(1)(v) below).  Members that desire to tender Shares for repurchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)             Not applicable.

(v)             At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Fund elects to extend the Offer period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated September 24, 2012, and, in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)             Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Shares pursuant to Rule 13e-4.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, on October 22, 2012 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Shares on or prior to November 20, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after November 20, 2012.  To request a form of withdrawal notice, a Member may contact the Fund, the contact information for which can be found in Item 2 above.

(vii)             Members wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to BNY Mellon to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on October 22, 2012 (or, if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Member who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed transaction confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial tender confirmation within five (5) business days, please contact the Investment Adviser at 866-440-7460 to obtain information about the status of your tender request.

Any Member tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Member may contact the Fund, the contact information for which can be found in Item 2 above.

(viii)             For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives written notice to the tendering Member of its election to repurchase such Shares.

(ix)             If Shares in excess of $39,340,606 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion:  (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)             The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Shares.  Members that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to a more limited portfolio.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Members from time to time.  Payment for Shares repurchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than Mesirow Advanced Strategies, Inc. (the “Subadviser”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)             Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Member. Different tax consequences may apply for tendering and non-tendering Members in connection with a repurchase offer. For example, if a Member does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Members. On the other hand, Members who tender all of their Shares (including Shares deemed owned by Members under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Member’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Members, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(a) (2)             Not applicable.

(b)                 Any Shares to be repurchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, dated as of April 1, 2012 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Shares, provide that the Board of Managers has the discretion to determine whether the Fund will repurchase Shares from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager.  The Registration Statement also states that the Investment Manager expects that it will recommend to the Board of Managers that the Fund offer to repurchase Shares from Members quarterly each year.  The Fund commenced operations as a registered investment company on August 1, 2008.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Investment Adviser, the Subadviser or members of the Board of Managers, or any person controlling the Fund, the Investment Adviser or the Subadviser; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  The purpose of the Offer is to provide liquidity to Members that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)  Shares that are tendered to the Fund in connection with the Offer will be retired.  The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)  Other than as discussed herein, none of the Fund, the Investment Adviser, the Subadviser, the Board of Managers or any person controlling the Fund, the Investment Adviser or the Subadviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any repurchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Shares are not traded in any market); (9) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic repurchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed $39,340,606 of the net assets of the Fund (unless the Fund elects to repurchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Shares repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

(b)      There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)      Not applicable.

(d)      None of the Fund, the Investment Adviser, the Subadviser or the Board of Managers or any person controlling the Fund, the Investment Adviser or the Subadviser has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer.  Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase amount for its Shares, subject to compliance with applicable law.  If the Fund funds any portion of the repurchase amount in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from withdrawals of its capital from the Investment Funds or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  None of the Managers or the Fund’s officers held any Shares as of September 1, 2012.  As of July 31, 2012, the Investment Adviser held 0.00% and 0.00% of the Fund’s outstanding Class A Shares and Class I Shares, respectively.

(b)  Other than transactions conducted pursuant to the continuous offering of Shares, there have not been any transactions involving Shares in the last 60 days.  The Fund’s previous tender offer for the repurchase of Shares had an expiration date of July 20, 2012.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.                FINANCIAL STATEMENTS.

(a)           (1)           As of April 1, 2012, the Fund changed its fiscal year end from January 31 to March 31.  Reference is made to the audited financial statements of the Fund for the period ended March 31, 2012, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on Form N-CSR on June 8, 2012 (File number 811-22221), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual reports to Members on or about May 30, 2012.  Reference is also made to the audited financial statements of the Fund for the period ended January 31, 2012, which were filed with the SEC on Form N-CSR on April 9, 2012 (File number 811-22221), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual reports to Members on or about March 30, 2012.  Reference is also made to the audited financial statements of the Fund for the period ended January 31, 2011, which were filed with the SEC on Form N-CSR on April 11, 2011 (File number 811-22221), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual reports to Members on or about March 31, 2011.  Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling BNY Mellon at (800) 305-0816.

(b)          (2)  The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

            (3)  Not applicable.

            (4)  Not applicable.

(c)  The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

      (a)     (1)  None.

(2)  None.

(3)  Not applicable.

(4)  Not applicable.

(5)  None.

      (b)  None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASGI Mesirow Insight Fund, LLC

By:	/s/ Michael Roman
	Name:	Michael Roman
	Title:	Treasurer
September 24, 2012

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.